November 2, 2017


Cynthia M. Krus, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

Re:    OFS Credit Company, Inc.
       File Nos. 333-220794 and 811-23299

Dear Ms. Krus:

         On October 4, 2017, you filed a registration statement on Form N-2 on behalf of OFS
Credit Company, Inc. (the "Company") in connection with the registration of its common stock.
We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Finally, the registration statement has a number of disclosure omissions. We may have additional comments when the disclosure is completed.

PROSPECTUS

Prospectus Summary -- Overview (Page 1)

1. The name of the Company is "OFS Credit Company, Inc." The term "credit" suggests a type of investment and is subject to a policy to invest 80% of the Company's assets in credit investments pursuant to Rule 35d-1 of the Investment Company Act of 1940. Please include an 80% policy to invest in credit securities and include a specific definition of credit securities. Also, if the Company intends to include the equity tranches of CLOs towards the
   80% credit test, please explain to us why this is appropriate.

2. The disclosure in this section states that investment objectives are not fundamental policies and may be changed by the board of directors without prior stockholder approval. Please disclose how much notice stockholders will receive if investment objectives are changed by the board of directors.
 Cynthia M. Krus, Esq.
November 2, 2017
Page 2

Prospectus Summary -- CLO Overview (Page 3)

3. Please revise this section to disclose the significant risks of CLO equity investments in a manner that is as prominent as their "attractive fundamental attributes" to ensure a balanced and accurate portrayal of investing in CLO equity securities.

4. The second bullet states that "historically, (returns are) often in excess of 20% per annum of face value." Please delete this statement or submit to us the supporting data for it.

Prospectus Summary -- Principal Risks of Investing in the Company (Page 4-6)

5. In the risk titled, "First Loss Risk of CLO Equity and Subordinated Securities," please explain, in plain English, what it means for the CLO to be in a "first loss or subordinated position" with respect to realized losses on the assets of the CLOs, including the equity tranche.

6. In the risk titled, "Liquidity Risk," please expand the disclosure and provide more information about the illiquidity of CLOs, especially the equity tranche.

Summary of Offering (Page 9)

7. Under the section titled, "Use of Proceeds," the disclosure states that the Company expects to fully invest the net proceeds of the offering "within six months after the completion of the offering." Since the Company expects that the investment period may exceed three months, please disclose the reasons for this expected delay. See Guidelines for Form N-2, Guide 1.

8. Under the section titled, "Distributions," please disclose that the Company may distribute returns of capital. In addition, please disclose how the Company plans to treat payments received from equity tranches. For example, please explain if a portion of the equity tranche payments will distributed to investors as a return of capital, or whether they will be used to purchase additional interests in equity tranches.

Fees and Expenses (page 13)

9. Given the extent to which the Company will invest in CLOs, please disclose in a footnote what "Total Annual Expenses" would be if the fees associated with the Company's CLO investments were included in the fee table.

10. Please submit to us a description of the accounting policy for organization and offering costs.

11. Footnote 4 includes in the following disclosure, "(T)he figure shown in the table above reflects our assumption that we incur leverage in an amount up to [ ]% of our total assets (as determined immediately before the leverage is incurred)." Please be more specific as to the type of leverage referred to in Footnote 4. Also, explain to us why total assets are determined before, rather than after, leverage is incurred.
 Cynthia M. Krus, Esq.
November 2, 2017
Page 3


12. Please revise the parenthetical following the heading "Estimated Annual Expenses" as follows: "(as a percentage of net assets attributable to Common Shares)." See Item 3 of Form
    N-2.

13. In footnote (3), please explain to us whether the "expenses of administering the DRIP Plan,"
    include expenses other than brokerage expenses. If so, we may have additional comments.

Risk Factors (Page 16-35)

14. On page 16, the disclosure states that "the Advisor has never previously managed a registered closed-end investment company." Please confirm this is an accurate statement as there appears to be filings with the Commission indicating that the Advisor is managing at least one other registered closed-end investment company.

15. On page 20, under the risk factor explaining that distributions may be a return of capital, please confirm to us that return of capital is not treated as interest income.

16. As discussed in comment 5 above, please include a more extensive presentation of risks in the
    Prospectus Summary earlier in the registration statement. For example, but not limited to, please include:

          a. That the incentive fee may create an incentive for the Advisor to pursue investments that are riskier or more speculative than would be the case in the absence of such compensation arrangement.
          b. That securities issued by CLOs are less liquid and therefore harder to sell, thus it is harder to mitigate losses on these investments. (page 33)
          c. CLO equity tranches are the most likely tranche to suffer a loss of all their value in the event of default. (page 33)

17. On page 35, under the heading "OTC trading," the disclosure states that the Company may purchase and sell derivatives not traded on an organized market. Please disclose in this section if the Company's derivative investments will be included in the Company's policy to invest at least 80% of its assets in credit/debt securities. If so, disclose how the derivative investments will be valued. Finally, disclose that the notional value of the Company's derivative investments will not be used for this purpose.

STATEMENT OF ADDITIONAL INFORMATION

Directors and Officers (Page 61)

18. We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Company's directors including, for each individual director, a discussion of the specific experience, qualifications, attributes,
 Cynthia M. Krus, Esq.
November 2, 2017
Page 4

    or skills that led to the conclusion that the person should serve as a director for the Company.
    See Item 18.17 of Form N-2.

Investment Restrictions -- Fundamental Policies (Page 87)

19. In Fundamental Policy number (5), the disclosure states that "the purchase of debt obligations
    (including acquisitions of loans, loan participations or other forms of debt instruments) shall not constitute loans by us." Please explain the legal basis for excluding acquisitions of loans and loan participations from the Company's lending policy.

PART C

20. Please include as an exhibit, the Staffing and Corporate Services Agreement with Orchard
    First Source Capital, Inc. as referenced on page 2 of the Company's registration statement.

GENERAL COMMENTS

21. Please advise us whether FINRA has approved the underwriting terms of the Company's offering.

22. We note that many portions of your filing are incomplete or will be updated by amendment.
    We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

24. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

                                     *******

       In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Cynthia M. Krus, Esq.
November 2, 2017
Page 5

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6478.

                                                                   Sincerely,

                                                                   /s/ Ashley
Vroman-Lee

                                                                   Ashley
Vroman-Lee
                                                                   Senior
Counsel